Daniel K.  Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

July 23, 2009

VIA EDGAR

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Magnum Hunter Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-32997

Dear Mr. Skinner:

This firm represents Magnum Hunter Resources Corporation (“Company”) and we are writing in follow-up to our conference call yesterday morning and in response to your letter dated July 21, 2009 to Mr. Ronald D. Ormand, Chief Financial  Officer of the Company.  On behalf of the Company, we provide below the Company’s responses to your letter of July 21, 2009 numbered in the order in which your comments were provided.

1.           After careful consideration of the staff’s comment, the Company and Malone & Bailey, PC remain convinced that the Company has correctly accounted for the participation interests as minority interests in accordance with ARB 51.  In summary, the Company has determined, based in part upon the advice received from this firm, that the participation interests are, for all practical purposes, virtually identical to a non-voting class of membership interest of PRC Williston.

Section 2(a)(i) of the Participation Agreements states that the participation holders will get their "Equity Participation Amount" (i.e., 12.5% of any cash or property distributed to the members of PRC Williston) prior to or concurrent with any distribution to the members of PRC Williston, including, but not limited to, any distribution upon the dissolution or liquidation of PRC Williston.  Section 2(a)(ii) of the Participation Agreements provides that the participation holders shall receive 12.5% of the fair market value of PRC Williston prior to or concurrent with any change in control in PRC Williston.  By virtue of these two provisions, the holders of the participation interests are assured of receiving 12.5% of all distributions made by PRC Williston and 12.5 % of the value of PRC Williston upon any sale, merger or other change in control of the company.  In short, the participation interests are virtually identical in nature to the membership interests of PRC Williston from an economic perspective, and the participation holders own 12.5% of value associated with PRC Williston and the Company owns 87.5% of the value associated with PRC Williston.

Mr. Brad Skinner
Securities and Exchange Commission
July 23, 2009

It is worth noting that pursuant to Section 7(a) of the Participation Agreements, the participation interests are treated as membership interests for tax purposes.  This is because the participation interests are virtually identical to the membership interests as to economic rights.

The staff’s comment states that the participation holders receive 12.5% of the distributions of cash or assets from PRC Williston “in certain circumstances” and further notes that the Participation Agreements “do not address scenarios such as liquidation or dissolution.” In fact, the Participation Agreements allow the participation holders to receive 12.5% of all distributions of cash or assets of PRC Williston, including any distribution in connection with the liquidation or dissolution of PRC Williston.  Please refer to the definition of Equity Distribution in Section 1 and note that it clearly refers to “any distribution” without exception.

The staff states that the Participation Agreements "do not convey voting rights and specifically state that the lenders are not entitled to the rights of a partner of the LLC."   This is true, however, we do not believe that this should impact the accounting analysis.  There are a great variety of equity securities, many of which are non-voting or otherwise carry limited rights compared to the common equity owners.    It is without question that the participation interests are virtually identical in nature to the membership interests of PRC Williston from an economic perspective, and the participation holders own 12.5% of value associated with PRC Williston and the Company owns 87.5% of the value associated with PRC Williston.

During yesterday’s call,  you asked that we address the similarities and differences between the participation interests and the membership interests in PRC Williston.  For the reasons set forth above, the participation interests and membership interests are virtually identical in all economic and financial respects.  The membership interests carry certain voting, notice and governance rights under Delaware limited liability law, which do not necessarily apply to the participation interests.  However, the Company does not believe that any differences in the voting, notice and governance rights between the participation interests and the membership interests should have any impact on the accounting analysis.  ARB 51 and FAS 160 focus primarily on the minority interest holder’s interest in the net assets of the reporting entity, and the participation interests and the membership interests are virtually identical in terms of their rights to the net assets of PRC Williston.

We believe that the Company may have contributed to some of the confusion on the staff’s part by referring to PRC Williston as its wholly-owned subsidiary. Although these past statements are legally correct, please be advised that in its future SEC filings the Company will no longer refer to PRC Williston as a wholly-owned subsidiary and will continue to clearly disclose the participation holders’ 12.5% interest in PRC Williston.

In conclusion, the Company firmly believes that it has correctly accounted for the participation interests as minority interests in accordance with ARB 51.  Further, the Company is concerned that if it did not account for the participation interests as minority interests, it would materially overstate its interest in the value of PRC Williston.

2.           The Company agrees with the staff’s position concerning the use of NOLs directly related to proven oil and gas reserves to calculate the future income tax expense, as prescribed by paragraph 30(c) of FAS 69.  The Company has re-calculated the future income tax expenses using the NOLs directly related to proven oil and gas reserves by excluding NOLs with no direct relationship with proven oil and gas reserves, such as NOLs generated by corporate G&A expenses, and the re-calculation yields the same result: no future income tax expenses.   Going forward, the Company will use NOLs directly related to proven oil and gas reserves to calculate the future income tax expenses, as prescribed by paragraph 30(c) of FAS 69.

Mr. Brad Skinner
Securities and Exchange Commission
July 23, 2009

The Company has endeavored to fully respond to the staff’s comments set forth in its July 21, 2009 letter.  On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of this letter.  Please contact the undersigned at (949) 732-6557 with any further questions or requests.

Very truly yours,

Greenberg Traurig llp

/s/ Daniel K. Donahue

DD/df
cc:           Magnum Hunter Resources Corporation
Malone & Bailey, PC